SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: August 12, 2004

Commission File No.000-31815

HYDROGENICS CORPORATION -
CORPORATION HYDROGENIQUE
(Exact name of registrant as specified in charter)

5985 MCLAUGHLIN ROAD, MISSISSAUGA, ONTARIO L5R 1B8, CANADA
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                      Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

     If “Yes” is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b):                          .

EXPLANATORY NOTE

     On August 10, 2004, Hydrogenics Corporation issued a press release entitled “Hydrogenics Reports Second Quarter 2004 Results” and filed with System for Electronic Document Analysis and Retrieval in Canada its Second Quarter Report For The Three and Six Months Ended June 30, 2004. A copy of these documents are attached to this report as Exhibits 1 and 2, respectively.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE
Date: August 12, 2004	By:	/s/ Jonathan Lundy
		Name:	Jonathan Lundy
		Title:	Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description
1.	Second Quarter Report For The Three and Six Months Ended June 30, 2004
2.	Press release dated August 10, 2004, entitled "Hydrogenics Reports Second Quarter 2004 Results."